THT Heat Transfer Technology, Inc.
No.5 Nanhuan Road, Tiexi District
Siping, Jilin Province 136000
People's Republic of China

November 28, 2012

By EDGAR Transmission and by Hand Delivery
Rufus Decker
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	THT Heat Transfer Technology, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 14, 2012
File No. 1-34812

Dear Mr. Decker:

THT Heat Transfer Technology, Inc. has received the evaluation by a third party regarding the effect of make good escrow shares on our financial statements in the fiscal years 2011 and 2010. We are in the process of evaluating whether the effect is material. We plan to file a response on December 12, 2012 to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 4, 2012.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Fang Liu of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel, at (202) 663-8346.

Sincerely,

THT Heat Transfer Technology, Inc.

By:/s/ Zhigang Xu
      Zhigang Xu
      Chief Financial Officer

Copies to: Louis A. Bevilacqua, Esq.
                   Fang Liu, Esq.